Exhibit 4.1
Description of Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934
The following descriptions are summaries of the material terms of our amended and restated certificate of formation and bylaws. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, these documents, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.
General
Our authorized capital stock consists of 3,500,000,000 shares of Class A common stock, par value $0.00000125 per share, 200,000,000 shares of Class B common stock, par value $0.00000125 per share, and 200,000,000 shares of preferred stock, par value $0.00000125 per share, 7,809,003 of which is designated as perpetual preferred stock, par value $0.00000125 per share, and 6,745,258 of which is designated as perpetual-1 preferred stock, par value $0.00000125 per share.
Common Stock
There are [] shares of Class A common stock and [] shares of Class B common stock outstanding. All outstanding shares of common stock are validly issued, fully paid, and non-assessable.
Except as otherwise expressly provided in our amended and restated certificate of formation or as required by applicable law and as described herein, our Class A common stock and Class B common stock have the same rights, are equal in all respects and are treated by us as if they were one class of shares.
Voting rights. Each share of Class A common stock is entitled to one vote per share on all matters presented for a vote. Each share of Class B common stock is entitled to 20 votes per share on all matters on which shareholders generally are entitled to vote. Holders of shares of Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of shareholders, except as otherwise required by applicable law or as specified in our amended and restated certificate of formation, which provides that holders of common stock will not be entitled to vote on any amendment to the amended and restated certificate of formation or to a preferred stock certificate of designations that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected class or series are entitled, either separately or together with the holders of one or more other such class or series of preferred stock, to vote thereon (including any certificate of designations relating to any class or series of preferred stock or pursuant to the Texas Business Organizations Code (“TBOC”)) and vote separately on certain matters as set out below. Under the TBOC, there is no current requirement that each class must vote separately.
Dividend rights. Any dividend paid or payable to the holders of shares of Class A common stock and Class B common stock will be paid on an equal priority, pari passu basis, on a per share basis to the holders of shares of Class A common stock and Class B common stock, unless different treatment of the shares of each such class is approved by the affirmative vote of a majority of the voting power of the then-outstanding shares of Class A common stock entitled to vote thereon and by the affirmative vote of a majority of the voting power of the then-outstanding shares of Class B common stock entitled to vote thereon, each voting separately as a class; provided, however, that if a dividend is paid in the form of Class A common stock or Class B common stock (or securities convertible into or exercisable for shares of Class A common stock or Class B common stock), then the holders of Class A common stock will receive Class

A common stock (or securities convertible into or exercisable for shares of Class A common stock) and holders of Class B common stock will receive Class B common stock (or securities convertible into or exercisable for shares of Class B common stock) with holders of Class A common stock and Class B common stock receiving an identical number of shares of Class A common stock or Class B common stock (or securities convertible into or exercisable for such stock, as the case may be), unless approved by the affirmative vote of a majority of the voting power of the then outstanding shares of Class A common stock entitled to vote thereon and by the affirmative vote of a majority of the voting power of the then outstanding shares of Class B common stock entitled to vote thereon, each voting separately as a class.
A dividend payable in shares of any class or series of securities of the Company or any other person, other than shares of Class A common stock or Class B common stock (or securities convertible into or exercisable for shares of Class A common stock or Class B common stock) may be declared and paid on the basis of a distribution of (i) identical securities, on an equal per share basis, to holders of Class A common stock and Class B common stock or (ii) in the case of securities of any other person, a separate class or series of securities to the holders of shares of Class A common stock and a different class or series of securities to the holders of shares of Class B common stock, on an equal per share basis to such holders; provided that, in connection with a dividend payable in shares pursuant to (ii) above, such separate classes or series of securities do not differ in any respect other than their relative voting rights (and any other differences between Class A common stock and Class B common stock set forth in our amended and restated certificate of formation), with holders of Class B common stock receiving the class or series of securities having the higher relative voting rights as compared to, and proportional with the existing relative voting rights of, the holders of Class A common stock and the holders of shares of Class A common stock receiving securities having lesser relative voting rights as compared to, and proportional with the existing relative voting rights of, the holders of Class B common stock; provided that the highest relative voting rights shall be equal to the voting power of the Class B common stock as calculated pursuant to our amended and restated certificate of formation; provided further, that unless approved by the affirmative vote of a majority of the voting power of the then-outstanding shares of Class B common stock, entitled to vote thereon, the class or series of securities received by the holders of the Class B common stock shall provide for voting rights equal to the voting power of the Class B common stock as calculated pursuant to our amended and restated certificate of formation.
Rights upon liquidation. In the event of our dissolution, liquidation, or winding-up of our affairs, whether voluntary or involuntary, after payment of all our preferential amounts required to be paid to the holders of any series of preferred stock, our remaining assets legally available for distribution, if any, will be distributed among the holders of the shares of Class A common stock and Class B common stock, treated as a single class, pro rata based on the number of shares held by each such holder, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the voting power of the then-outstanding Class A common stock and a majority of the voting power of the then outstanding Class B common stock, voting separately.
Merger, Consolidation or Tender or Exchange Offer. The holders of Class B common stock are not entitled to receive economic consideration for their shares in excess of that payable to the holders of Class A common stock in the event of a merger, consolidation or other business combination requiring the approval of our shareholders or a tender or exchange offer to acquire any shares of our common stock, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the voting power of the then-outstanding Class A common stock and a majority of the voting power of the then outstanding Class B common stock, voting separately. However, in any such event involving consideration in the form of securities of another corporation or other entity, the holders of shares of Class B common stock shall have their shares of Class B common stock converted into, or may otherwise be paid or distributed, such securities with a greater number of votes per share (but in no event greater than the voting rights of the Class B common stock as calculated pursuant to our amended and restated certificate of formation; provided that, unless otherwise approved by the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of Class B common stock entitled to vote thereon, the class or series of securities received by the holders of Class B common stock shall provide for voting rights equal to the voting power of the Class B common stock as calculated pursuant to our amended and restated certificate of formation) than such securities into which shares of Class A common stock are converted or which are otherwise paid or distributed to the holders of shares of Class A common stock.
Any merger or consolidation that is not a change of control transaction would require approval by the affirmative vote of the holders of a majority of the voting power of the then-outstanding Class A common stock and a majority of the voting power of the then-outstanding Class B common stock, voting separately, unless (i) the shares of Class A common stock and Class B common stock outstanding immediately prior to such merger or consolidation are treated equally, identically and ratably or (ii) such shares are converted on a pro rata basis into shares of the surviving entity having identical rights, powers and privileges to the shares of Class A common stock and Class B common stock in effect immediately prior to such merger or consolidation, respectively; provided that if the voting power of the Class B common stock would be adversely affected in connection with such merger or consolidation, the approval by the affirmative vote of the holders of a majority of the then-outstanding shares of Class B common stock shall be required.
Reclassification, Subdivisions and Combinations. If we reclassify, subdivide or combine in any manner our outstanding shares of Class A common stock or Class B common stock, then all outstanding shares of Class A common stock and Class B common stock will be reclassified, subdivided or combined in the same proportion and manner, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the voting power of the then-outstanding Class A common stock and a majority of the voting power of the then-outstanding Class B common stock, voting separately.
Spin-offs. Any new company formed as a result of a spin-off to our shareholders must have a certificate of formation or other constituent document with provisions substantially similar in all material respects to our amended and restated certificate of formation, including provisions providing for the distribution of voting securities to holders of Class B common stock that have voting rights equal to the voting power of the Class B common stock as calculated pursuant to our amended and restated certificate of formation, unless otherwise approved by the affirmative vote of the holders of a majority of the voting power of the then-outstanding Class A common stock and a majority of the voting power of the then-outstanding Class B common stock, voting separately.
Conversion, Exchange and Transferability. Shares of Class A common stock are not convertible into any other securities.
Each outstanding share of Class B common stock may at any time, at the option of the holder, be converted into one share of Class A common stock. In addition, each outstanding share of Class B common stock will be automatically converted into one share of Class A common stock upon any transfer of such share of Class B common stock, except for “permitted transfers” described in our amended and restated certificate of formation. “Permitted transfers” include transfers made to any “permitted transferees.” “Permitted transferees” include each Co-Founder, the estate of each Co-Founder or any permitted transferee, any trust formed solely for the benefit of one or more of any Co-Founder or any permitted transferee or such Co-Founder’s or permitted transferee’s family members, and any partnership, corporation, foundation, charity or other entity controlled by any Co-Founder and/or permitted transferee.
Each share of Class B common stock will also convert automatically into one share of Class A common stock on the date (the “Sunset Date”) on which the earliest of the following events occurs: (i) the third business day following the latest to occur of (x) approval of such conversion by the affirmative vote of a majority of our board of directors and (y) approval of such conversion by a majority of the voting power of the then-outstanding shares of Class B common stock voting as a separate class, and in each case, the occurrence or satisfaction of any condition or event on which such approval is contingent, (ii) the first business day after the date on which the outstanding shares of Class B common stock held by our Co-Founders and their permitted transferees is less than 25% of the aggregate number of shares of our Class B common stock held by our Co-Founders and such permitted transferees at the closing of our initial public offering, and (iii) the first business day following the date that is 24 months after the later of (x) the date the second of our Co-Founders dies or becomes disabled and (y) the date on which there are no family members of our Co-Founders serving as our officer or member of our board of directors, provided that such period may be extended by up to 12 months by a vote of a majority of the independent members of our board of directors then in office.
Other than as described above or set forth in our amended and restated certificate of formation, our Class B common stock will not automatically be converted into Class A common stock. Once converted into Class A common stock, the Class B common stock may not be reissued.
Other Provisions. The holders of our common stock do not have any preemptive, cumulative voting, subscription, conversion, redemption, or sinking fund rights. The common stock is not be subject to future calls or assessments by us. The rights and privileges of holders of our common stock are subject to any series of preferred stock that we may issue in the future, as described below.
Under our amended and restated certificate of formation, the rights, powers, preferences and privileges of the shares of Class B common stock may not be adversely affected in any manner without the affirmative vote of the holders of a majority of the then-outstanding shares of Class B entitled to vote thereon.
Preferred Stock
There are 7,809,003 shares of perpetual preferred stock outstanding and 5,951,709 shares of perpetual-1 preferred stock outstanding. Our board of directors has the authority to issue the undesignated preferred stock in one or more series and to fix the rights, preferences, privileges, and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences, and the number of shares constituting any series or the designation of such series, without further vote or action by the shareholders.
The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control without further action by the shareholders and may adversely affect the voting and other rights of the holders of Class A common stock. At present, we have no plans to issue any of the undesignated preferred stock.

Perpetual Preferred
Our perpetual preferred stock and perpetual-1 preferred stock have been issued pursuant to and have the voting rights, designations, preferences, and rights, and the qualifications, limitations, and restrictions set forth in our amended and restated certificate of formation and the Additional Rights Agreement.
Voting rights. The holders of perpetual preferred shall have no voting rights, except, at any time when at least 1,561,801 shares of perpetual preferred are outstanding, the affirmative vote of the holders of a majority of the then outstanding shares of perpetual preferred voting separately as a single class is required to:
•amend, alter, restate, waive or repeal any provision of our amended and restated certificate of formation or our bylaws in a manner that adversely affects the rights, preferences, privileges or powers of, or the restrictions provided for the benefit of, the perpetual preferred;
•liquidate, dissolve or wind-up, effect any merger or consolidation that results in the transfer of all or substantially all of the assets unless the proceeds from such transaction results in the holders of the perpetual preferred having the right to receive consideration in an amount in cash or liquid securities equal to at least the then-perpetual preferred liquidation preference, as applicable;
•increase the authorized number of shares of either series of perpetual preferred;
•with respect to any of our subsidiaries, create, or authorize the creation of, or issue or obligate such subsidiary to issue shares of any new class or series of capital stock of such subsidiary or other rights to purchase or acquire capital stock of such subsidiary (other than any such issuances to the Company or our wholly-owned subsidiaries);
•create, or authorize the creation of, or issue or obligate ourselves to issue shares of any new class or series of capital stock or other rights to purchase or acquire capital stock that are (or would be upon issuance) senior to or pari passu with either series of perpetual preferred with respect to the distribution of assets on the liquidation, dissolution or winding up of the Company or the payment of dividends (but not, for the avoidance of doubt, securities that are junior with respect to the distribution of assets upon liquidation, dissolution or winding up or the payment of dividends or redemptions);
•purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of our capital stock other than (i) redemptions of or dividends or distributions on the preferred stock as expressly authorized in our amended and restated certificate of formation, (ii) dividends or other distributions payable on the common stock solely in the form of additional shares of common stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for us in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof or pursuant to a right of first refusal in our favor; or
•incur any indebtedness, except any trade debt or other unsecured debt incurred in the ordinary course of business, in an amount in excess of 6.5 times adjusted EBITDA (calculated in accordance with our financial statements), which excess amount is not reduced by us below such threshold no later than nine (9) months after the end of the calendar month in which such threshold was first exceeded.

Dividend rights. Dividends on the perpetual preferred stock accrue and accumulate on a daily basis in arrears, at a rate per annum equal to the applicable dividend rate for the applicable series of perpetual preferred as set forth below, on the then-current accreted liquidation preference of the outstanding perpetual preferred, whether or not declared, and, if not declared and paid, will accrue at the applicable dividend rate and be compounded quarterly in arrears. For each series of perpetual preferred, the “Dividend Period” is, for the initial Dividend Period, the period from and including the applicable initial issue date for such series of perpetual preferred to, but excluding, the first anniversary of such applicable initial issue date, and for each Dividend Period thereafter, the period from and including the anniversary date of the applicable preceding Dividend Period to, but excluding, the subsequent anniversary of the then-current Dividend Period.
The applicable dividend rate for our perpetual preferred stock is, (x) for each Dividend Period ending on or prior to May 4, 2027, (i) 8.5% per annum, if we have declared and paid 100% of the annual accumulated dividends in respect of the immediately preceding Dividend Period, (ii) 9.5% per annum, if we have declared and paid annual dividends in respect of the immediately preceding Dividend Period in cash in an amount greater than or equal to $5.0 million, but less than 100% of the annual accumulated dividends in respect thereof, and (iii) 10.5% per annum, if we have declared and paid annual dividends in respect of the immediately preceding Dividend Period in cash in an amount less than $5.0 million; (y) for the Dividend Period commencing on May 5, 2027 and ending on May 4, 2028, 9% per annum; and (z) for each Dividend Period thereafter, 10% per annum.
The applicable dividend rate for our perpetual-1 preferred stock is, (x) for each Dividend Period ending on or prior to May 31, 2028, (i) 9.25% per annum, if we have declared and paid 100% of the annual accumulated dividends in respect of the immediately preceding Dividend Period, (ii) 10.25% per annum, if we have declared and paid annual dividends in respect of the immediately preceding Dividend Period in cash in an amount greater than or equal to $4.0 million, but less than 100% of the annual accumulated dividends in respect thereof, and (iii) 11.25% per annum, if we have declared and paid annual dividends in respect of the immediately preceding Dividend Period in cash in an amount less than $4.0 million; (y) for the Dividend Period commencing on June 1, 2028 and ending on May 31, 2029, 9.75% per annum; and (z) for each Dividend Period thereafter, 10.75% per annum.
Dividends on the perpetual preferred will be payable at our election, in cash at any time when, as and if declared by our board of directors or any duly authorized committee of the board of directors.
Rights upon liquidation. In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of each share of perpetual preferred then outstanding will be entitled to receive out of the net assets legally available for distribution to shareholders, after the payment of all of our debts and other liabilities, prior and in preference to any distribution of any assets to holders of our common stock, an amount per share equal to the sum of: (i) $26.26, (ii) the amount of any accumulated and unpaid dividends and (iii) if such voluntary or involuntary liquidation, dissolution or winding up occurs prior to (x) in the case of our perpetual preferred stock, May 5, 2027 or (y) in the case of our perpetual-1 preferred stock, June 1, 2028, an additional amount, if any, equal to the aggregate cash dividends that would have been paid on the liquidation amount of each applicable share of perpetual preferred from and after such liquidation date through the end of the applicable period if 100% of the dividends were paid in cash at the applicable full dividend rate for such series of perpetual preferred.
Redemption. Any time on or after May 5, 2033, and 2034, the holders of perpetual preferred have a put right to require us to repurchase up to 50% and 100%, respectively, of their shares of perpetual preferred at a price per share equal to the applicable Liquidation Preference. In the case of a transaction or series of related transactions in which a person, or a group of related persons, acquires from our shareholders shares representing more than 50% of the outstanding voting power or certain liquidation events, the holders of perpetual preferred have a put right to require us to repurchase up to 100% of their shares of perpetual preferred at a price per share equal to the applicable Liquidation Preference.
We may redeem, in whole or in part, (i) our perpetual preferred stock and (ii) at any time on and after June 1, 2028, our perpetual-1 preferred stock, in each case, at the applicable Liquidation Preference.
Conversion rights. The perpetual preferred does not have any conversion or exchange rights.
Election and Removal of Directors
Our board of directors consists of seven directors. The exact number of directors will be fixed from time to time by resolution of the board. Any director may be removed with or without cause by an affirmative vote of shares representing a majority of the voting power of shares then entitled to vote at an election of directors, provided that, from and after the Sunset Date, no director may be removed except for cause by an affirmative vote of shares representing 75% of the voting power of the shares then entitled to vote at an election of directors.
Any vacancy occurring on the board of directors and any newly created directorship may be filled only by a majority of the remaining directors in office, provided that, before the Sunset Date, such vacancy and any newly created directorship may also be filled by an affirmative vote of shares representing a majority of the voting power of shares then entitled to vote at an election of directors.
Board Composition
Our amended and restated certificate of formation and our amended and restated bylaws provide that our directors will serve for one-year terms and will be up for re-election for one-year terms beginning at the first annual meeting of shareholders following this offering, provided that, from and after the Sunset Date, our board of directors will be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three-year terms (other than directors which may be elected by holders of preferred stock, if any). This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors because, in general, at least two annual meetings of shareholders would be necessary for shareholders to effect a change in a majority of the members of the board of directors. At each annual meeting of shareholders, directors will be elected to succeed the class of directors whose terms have expired.
Limits on Written Consents
Our amended and restated certificate of formation and our amended and restated bylaws provide that, until the Sunset Date, holders of our common stock will be able to act by written consent without a meeting, if such consent is signed by holders having at least the minimum number of votes that would be necessary to take the action that is the subject of the consent at a meeting in which each shareholder is present and votes. From and after the Sunset Date, our amended and restated certificate of formation and our amended and restated bylaws provide that holders of our common stock will not be able to act by written consent without a meeting.

Shareholder Meetings
Our amended and restated certificate of formation and our amended and restated bylaws provide that, until the Sunset Date, special meetings of our shareholders may be called the affirmative vote of the holders of a majority of the total voting power of our common stock. From and after the Sunset Date, special meetings of our shareholders may be called only by a majority of the members of our board and directors.
Amendment of Certificate of Formation
Until the Sunset Date, the affirmative vote of holders of at least a majority of the shares of our outstanding shares of stock entitled to vote in the election of directors will generally be required to amend provisions of our amended and restated certificate of formation. From and after the Sunset Date, the affirmative vote of holders of at least 75% of the shares of our outstanding shares of stock entitled to vote in the election of directors will generally be required to amend provisions of our amended and restated certificate of formation described under “—Common Stock,” “—Amendment of Bylaws,” “— Shareholder Meetings,” “—Limits on Written Consents,” “—Limitation of Liability of Directors and Officers,” “—Forum Selection,” and “—Shareholders’ Derivative Actions.” Additionally, our amended and restated certificate of formation will require the consent of the holders of our perpetual preferred for any amendment, alteration or repeal of a provision that would materially adversely affect such holders.
Amendment of Bylaws
Our bylaws may generally be altered, amended or repealed, and new bylaws may be adopted, with:
•the affirmative vote of a majority of directors present at any regular or special meeting of the board of directors called for that purpose; or
•(x) until the Sunset Date, the affirmative vote of holders of not less than a majority of the voting power of our outstanding shares of voting stock or (y) from and after the Sunset Date, the affirmative vote of holders of not less than 75% of the voting power of our outstanding shares of voting stock, in each case, voting together as a single class.
Additionally, our amended and restated bylaws require the consent of the holders of our perpetual-1 preferred stock for any amendment, alteration or repeal of a provision that would materially adversely affect such holders.
Other Limitations on Shareholder Actions
Our bylaws also impose some procedural requirements on shareholders who wish to:
•make nominations in the election of directors;
•propose that a director be removed;
•propose any repeal or change in our bylaws; or
•propose any other business to be brought before an annual or special meeting of shareholders.

Under these procedural requirements, in order to bring a proposal before a meeting of shareholders, a shareholder must deliver timely notice of a proposal pertaining to a proper subject for presentation at the meeting to our corporate secretary along with the following:
•a description of the business or nomination to be brought before the meeting and the reasons for conducting such business at the meeting;
•the shareholder’s name and address;
•any material interest of the shareholder in the proposal;
•the number of shares beneficially owned by the shareholder and evidence of such ownership; and
•the names and addresses of all persons with whom the shareholder is acting in concert, a description of all arrangements and understandings with those persons, and the number of shares such persons beneficially own.
To be timely, a shareholder must generally deliver notice:
•in connection with an annual meeting of shareholders, not less than 120 nor more than 150 days prior to the date on which the annual meeting of shareholders was held in the immediately preceding year, but in the event that the date of the annual meeting is more than 30 days before or more than 70 days after the anniversary date of the preceding annual meeting of shareholders, a shareholder notice will be timely if received by us not later than the close of business on the later of (1) the 120th day prior to the annual meeting and (2) the 10th day following the day on which we first publicly announce the date of the annual meeting; or
•in connection with the election of a director at a special meeting of shareholders, not less than the later of 120 days prior to the date of the special meeting and the 10th day following the day on which we first publicly announce the date of the special meeting nor more than 150 days prior to the date of the special meeting.
In order to submit a nomination for our board of directors, a shareholder must also submit any information with respect to the nominee that we would be required to include in a proxy statement, as well as some other information. If a shareholder fails to follow the required procedures, the shareholder’s proposal or nominee will be ineligible and will not be voted on by our shareholders.
Limitation of Liability of Directors and Officers
Our amended and restated certificate of formation provide that no director or officer will be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director or officer, except as required by applicable law, as in effect from time to time. Currently, the TBOC requires that liability be imposed for the following:
•a director’s or officer’s breach of the director’s or officer’s duty of loyalty to our company or our shareholders;
•a director’s or officer’s act or omission not in good faith which constitutes a breach of duty or which involves intentional misconduct or a knowing violation of law;

•a director’s authorization of unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 21.316 of the TBOC;
•a director or officer for any transaction from which the director or officer derived an improper personal benefit; and
•an act or omission for which the liability of a director or an officer is expressly provided for by an applicable statute.
As a result, neither we nor our shareholders have the right, through shareholders’ derivative suits on our behalf, to recover monetary damages against a director or officer for breach of fiduciary duty as a director or officer, including breaches resulting from grossly negligent behavior, except in the situations described above.
Our amended and restated bylaws provide that, to the fullest extent permitted by law, we will indemnify any director or officer of our company against all damages, claims and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director, officer, employee, agent or fiduciary. We will reimburse the expenses, including attorneys’ fees, incurred by a person indemnified by this provision when we receive an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by us. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.
Forum Selection
Our amended and restated organizational documents provide that the Business Court in the First Business Court Division of the State of Texas will be the sole and exclusive forum for certain shareholder litigation matters, unless we consent in writing to the selection of an alternative forum or if the Business Court in the First Business Court Division of the State of Texas is not accepting filings or determines that it lacks jurisdiction, the exclusive forum will be the federal district courts in the Northern District of Texas or, if such federal district courts do not have jurisdiction, the State District Court in Tarrant County, Texas; provided that the foregoing provision does not apply to direct claims under the Securities Act or the Exchange Act. The federal district courts of the United States will, to the fullest extent permitted by law, be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock will be deemed to have notice of and to have consented to these forum selection provisions.
These forum selection provisions may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers, and other employees, although our shareholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. While Texas courts have determined that forum selection provisions are facially valid, it is possible that a court of law in another jurisdiction could rule that the forum selection provisions contained in our certificate of formation are inapplicable or unenforceable if they are challenged in a proceeding or otherwise. If a court were to find the forum selection provision in our certificate of formation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

Texas Business Combination Statute
We are subject to the affiliated business combinations provisions of Title 2, Chapter 21, Subchapter M of the TBOC (Sections 21.601 through 21.610), which provides that a Texas corporation may not engage in specified types of business combinations, including mergers, consolidations, and asset sales, with a person, or an affiliate or associate of that person, who is an “affiliated shareholder.” For purposes of this law, an “affiliated shareholder” is generally defined as the holder of 20% or more of the corporation’s voting shares, for a period of three years from the date that person became an affiliated shareholder. The law’s prohibitions do not apply if:
•the business combination or the acquisition of shares by the affiliated shareholder was approved by the board of directors of the corporation before the affiliated shareholder became an affiliated shareholder; or
•the business combination was approved by the affirmative vote of the holders of at least two-thirds of the outstanding voting shares of the corporation not beneficially owned by the affiliated shareholder, at a meeting of shareholders called for that purpose, not less than six months after the affiliated shareholder became an affiliated shareholder.
We have more than 100 shareholders and are considered to be an “issuing public corporation” for purposes of this law. The affiliated business combinations provisions of the TBOC do not apply to the following:
•the business combination of an issuing public corporation where: (a) the corporation’s original certificate of formation or bylaws contain a provision expressly electing not to be governed by the affiliated business combinations provisions of the TBOC; or (b) the corporation adopts an amendment to its certificate of formation or bylaws, by the affirmative vote of the holders, other than affiliated shareholders, of at least two-thirds of the outstanding voting shares of the corporation, expressly electing not to be governed by the affiliated business combinations provisions of the TBOC, so long as the amendment does not take effect for 18 months following the date of the vote and does not apply to a business combination with an affiliated shareholder who became affiliated on or before the effective date of the amendment;
•a business combination of an issuing public corporation with an affiliated shareholder that became an affiliated shareholder inadvertently, if the affiliated shareholder: (a) divests itself, as soon as possible, of enough shares to no longer be an affiliated shareholder; and (b) would not at any time within the three-year period preceding the announcement of the business combination have been an affiliated shareholder but for the inadvertent acquisition;
•a business combination with an affiliated shareholder who became an affiliated shareholder through a transfer of shares by will or intestacy and continuously was an affiliated shareholder until the announcement date of the business combination; and
•a business combination of a corporation with its wholly owned Texas subsidiary if the subsidiary is not an affiliate or associate of the affiliated shareholder other than by reason of the affiliated shareholder’s beneficial ownership of voting shares of the corporation.
Neither our amended and restated certificate of formation nor our amended and restated bylaws contain any provision expressly providing that are not be subject to the affiliated business combinations provisions of the TBOC. The affiliated business combinations provisions of the TBOC may have the effect of inhibiting a non-negotiated merger or other business combination involving us, even if that event would be beneficial to our shareholders. These provisions do not apply to our Co-Founders.
Shareholders’ Derivative Actions
Under the TBOC, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such shareholder’s stock thereafter devolved by operation of law, the shareholder fairly and adequately represents the interests of the corporation in enforcing the right of the corporation, and the shareholder complies with the demand requirements under the applicable provisions of the TBOC.
The TBOC and our governing documents include certain provisions which may limit our shareholders’ ability to bring certain derivative claims against our officers and directors. For example, the TBOC also permits corporations to request a court, at the start of a transaction (including related party transactions) or investigation of a derivative claim, to judicially determine the independence and disinterestedness of directors on special committees reviewing transactions or individuals on panels reviewing derivative claims. Future challenges to independence or disinterestedness would require new facts.
In addition, Section 21.419 of the TBOC sets forth certain presumptions concerning compliance by directors and officers with respect to their duties to a corporation, including the duty of care and duty of loyalty as those duties pertain to transactions with interested persons. Specifically, in taking or declining to take any action on any matters of a corporation’s business, Section 21.419 provides that a director or officer is presumed to have acted (i) in good faith, (ii) on an informed basis, (iii) in furtherance of the interests of the corporation and (iv) in obedience to the law and the corporation’s governing documents. These provisions are described as codifying the business judgment rule. In order to succeed in a cause of action against a director or officer, the Company or a shareholder must rebut one or more of the foregoing presumptions and prove the director or officer’s act or omission constituted a breach of duty as a director or officer and that such breach involved fraud, intentional misconduct, an ultra vires act or a knowing violation of law.
The TBOC also restricts the rights of shareholders of corporations subject to Section 21.419 to request for inspection certain corporate books and records unless they have held the shares of such corporation for six months or own 5% of such corporation’s outstanding shares.
Section 21.419 applies to a corporation that has a class or series of voting shares listed on a national securities exchange or includes within its organizational documents an affirmative election to be governed by such section. In our amended and restated certificate of formation, we have affirmatively elected, in the manner provided under the TBOC, to be governed by Section 21.419.
The inclusion of this provision in our amended and restated certificate of formation and the fact that our common stock is listed on a national securities exchange may discourage or deter shareholders or management from bringing derivative lawsuits or making books and records requests, even though such an action, if successful, might otherwise have benefited us and our shareholders.

Anti-Takeover Effects of Some Provisions
Some provisions of our amended and restated certificate of formation and amended and restated bylaws could make the following more difficult:
•acquisition of control of us by means of a proxy contest or otherwise, or
•removal of our incumbent officers and directors.
These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.
Registration Rights
Pursuant to the Investors’ Rights Agreement, certain of our shareholders and their permitted transferees are entitled to the certain rights with respect to the registration of such shares for public resale under the Securities Act. If exercised, these registration rights would enable holders to transfer these shares under the registration statement without restriction under the Securities Act.
Listing
Our Class A common stock is listed on the Nasdaq Global Select Market under the symbol “EQPT.”
Transfer Agent and Registrar
The transfer agent and registrar for our Class A common stock is Computershare Inc.